Room 4561
September 22, 2005

Mr. A. Lorne Weil
Chief Executive Officer
Scientific Games Corporation
750 Lexington Avenue
25th Floor
New York, New York 10022

      Re:	Scientific Games Corporation
      Form 10-K for the Year Ended December 31, 2004
		Filed March 16, 2005
		File No. 0-13063

Dear Mr. Weil,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Item 7. MD&A of Financial Condition and Results of Operations

Results of Operations, page 41

1. Your discussion of your results of operations appears brief, particularly given the complexity of your operating segments.
Tell
us how you considered the guidance in Item 303(a) of Regulation S-
K.
In this regard, explain why you have not provided a discussion of your segment operating results along with the discussion of your consolidated results. For example, tell us why you have not disclosed the reasons for the decline in revenues in your Pari-mutuel and Venue groups for the periods presented, including your June 30,
2005 interim period, or addressed whether these declines are material trends that are expected to continue.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of the Business and Summary of Significant
Accounting Policies

(i) Other Assets and Investments, page 66

2. Further clarify how you account for your computer software development costs and whether you apply SFAS 86 or SOP 98-1 to those costs. Clarify how your accounting meets the "technological feasibility and recoverability tests" of each standard. In this regard, note that technological feasibility does not apply to SOP 98-
1.  See paragraph 51 of SOP 98-1.

(k) Revenue Recognition, page 66

3. We have reviewed your business section and note the complexity of your revenue generating activities by each of your segments and the multiple elements you provide. However, your revenue recognition disclosures in your audited financial statements and critical accounting policies appear general in nature and do not specifically address the different arrangements you enter into and when revenues are recognized for your various products, services and elements. For each of your segments, please provide us a detailed summary of the various arrangements you enter into and how your accounting follows the principles and guidance set forth in EITF 00-21, SAB 104 and/or
SOP 97-2. Similarly, address your accounting for the costs associated with these arrangements, including the accounting literature that supports deferral of your installation costs and related equipment. Please ensure your response addresses all of the various elements you describe in your business section including, but not limited, to ticket sales, ticket design, ticket manufacturing, game design, sales and marketing support, inventory management and warehousing and fulfillment services, customized computer software, equipment, data communication services, cooperative services program and facilities management services.

4. As part of your response, please clarify your accounting for your lottery and pari-mutuel wagering services. In this regard, the first paragraph of your revenue recognition policy indicates that revenues are recognized based on a percentage of amounts wagered pursuant to the terms of the contract. Further in that policy, you indicate that you apply SOP 97-2 and EITF 00-21 to these services and that you apply the percentage of completion method of accounting to the wagering systems. Provide us with more details surrounding your lottery and pari-mutuel wagering services and systems, including the various elements that are included in your arrangements, how you allocate fair value to the respective elements and when you recognize revenues for each element. If all policies apply to these arrangements, compare and contrast the facts and circumstances to clarify when each respective policy is applied. For these arrangements, address the separation and allocation of fair value to the SOP 97-2 and/or SOP 81-1 elements (design and build of complex software arrangements) and the non-SOP 97-2 and/or SOP 81-1 elements
(outsourcing or operation services or facilities management services). Refer to EITF 00-21, particularly paragraph 14.

5. Explain why you believe it is appropriate to apply the percentage of completion method of accounting for your fixed price contracts to provide wagering systems. Clarify whether you have any continuing service obligations (facilities management or operation services) for these arrangements.

6. Tell us how you considered EITF 01-8 and whether any of your arrangements include a lease that is within the scope of SFAS 13.
Address the criteria and guidance in EITF 01-8 to support your conclusions and accounting.

7. Tell us more about the liquidated damages assessed by your customers and explain why it is appropriate for you to record this as a reduction of revenue over the contract period. Quantify the amount of liquidated damages that have been assessed for the periods presented, including the amounts that have been recognized as a reduction of revenues and the amounts that are deferred at each balance sheet date.

8. Tell us more about the software arrangements in which you apply SOP 97-2. Identify the various elements in your software arrangements and explain how you have established vendor-specific objective evidence (VSOE) of fair value for each software-related element. Where you apply the residual method, identify the undelivered elements and explain how you have established VSOE of fair value for those elements.

9. For your "other arrangements" with multiple deliverables, separately identify the deliverables and clarify how you determined that they are separate units of accounting under EITF 00-21. For each deliverable, clarify how you have determined evidence of fair value for the allocation of contract revenue.

Note 9. Long-Term Debt, page 80

10. Tell us more about the convertible debentures, the bond hedge and the warrants you issued in December 2004. Further explain in a relatively detailed summary how your accounting for these instruments complies with SFAS 133, EITF 90-19 and EITF 00-19. Explain why the net effect of the bond hedge and the warrants resulted in a net charge to stockholders` equity of $29.3 million.

Note 12. Stockholders` Equity

Preferred Stock, page 85

11. We note that prior to 2004, you satisfied the dividend requirement of your Series A preferred stock using additional shares of convertible preferred stock and recorded preferred stock paid-in-kind dividends of $7.8 million and $7.6 million for the years ended
December 31, 2002 and 2003, respectively. Tell us how you considered
EITF 00-27, Issue 10 in determining the commitment date for the convertible instruments issued as paid-in-kind dividends.

Note 19. Equity in Loss of Joint Venture, page 101

12. Tell us how you considered Rule 4-08(g) of Regulation S-X and why you did not provide summarized financial information for your equity interest in the Italian consortium.

Note 22. Financial Information for Guarantor Subsidiaries and Non-Guarantor Subsidiaries, page 104

13. Clarify whether your guarantor subsidiaries are 100% owned as defined by Rule 3-10(h)(1) of Regulation S-X. Please note that the definition of "100% owned" differs from that of "wholly owned" as defined by Rule 1-02(aa) of Regulation S-X.

Note 23. Selected Quarterly Financial Data (Unaudited), page 112

14. Tell us how you considered the disclosure requirement set forth in Item 302(a)(3) of Regulation S-K and why you have not discussed in a footnote the reasons for the significant decline in net income during the quarter ended December 31, 2004.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Lisa Mitrovich, Assistant Chief Accountant at (202) 551-3453 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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A. Lorne Weil
Scientific Games Corporation
September 22, 2005
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